# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CABALETTA BIO, INC., CIK 0001759138
CUSIP: 12674W109
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 2929 Arch Street, Suite 600, Philadelphia, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001950105

## Reporting persons
- Bain Capital Life Sciences Opportunities III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,241,445; sole dispositive power 0; shared dispositive power 17,241,445; aggregate amount beneficially owned 17,241,445 (9.99% of the class)

## Item 1. Issuer
Name of issuer: CABALETTA BIO, INC.
Address of issuer's principal executive offices: 2929 Arch Street, Suite 600, Philadelphia, Pennsylvania 19104

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by Bain Capital Life Sciences Opportunities III, L.P., a Delaware limited partnership (the "Reporting Person").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the manager of Bain Capital Life Sciences III General Partner, LLC, a Delaware limited liability company ("BCLS Fund III GP"), which is the general partner of Bain Capital Life Sciences Fund III, L.P., a Delaware limited partnership ("BCLS Fund III"), which is the sole member of Bain Capital Life Sciences Opportunities III GP, LLC, a Delaware limited liability company (together with the Reporting Person, BCLSI, BCLS Fund III GP and BCLS Fund III, the "Bain Capital Life Sciences Entities"), which is the general partner of the Reporting Person. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: Each of the Bain Capital Life Sciences Entities is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2026, the Reporting Person held 7,709,188 shares of Common Stock, a warrant to purchase up to 7,500,000 shares of Common Stock and a pre-funded warrant to purchase up to 6,000,000 shares of Common Stock. The Reporting Person is prohibited from exercising the warrant to purchase Common Stock or pre-funded warrant to purchase Common Stock if, as a result of such exercise, the Reporting Person would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Blocker"). Accordingly, pursuant to Rule 13d-3 of the Act, the Reporting Person may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock, representing 17,241,445 shares of Common Stock.

The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on (i) 163,054,796 shares of Common Stock outstanding as of May 7, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026 and (ii) 9,532,257 shares of Common Stock issuable upon the partial exercise of the warrant and/or pre-funded warrant held by the Reporting Person, which reflects the Beneficial Ownership Blocker.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bain Capital Life Sciences Opportunities III, LP: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (08/14/2026)